LEUCADIA NATIONAL CORPORATION
315 Park Avenue South
New York, New York 10010

September 15, 2010

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.W.
Washington, D.C. 20549

Re:           Leucadia National Corporation –
Registration Statement on Form S-3, Registration No. 333-169376

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Leucadia National Corporation (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-3 (File No. 333-169376), together with all exhibits thereto, initially filed on September 15, 2010 (collectively, the “Registration Statement”).

The Company is requesting withdrawal because of a filing error relating to EDGAR coding.  The Registration Statement should have been filed under code S-3ASR and was erroneously filed under code S-3.  The Company has filed a Form S-3ASR in place of the Form S-3.  The Company hereby confirms that no securities have been or will be sold pursuant to the Registration Statement.

Please send copies of the written order granting withdrawal of the Registration Statement to Joseph A. Orlando, Vice President and Chief Financial Officer, at the above-mentioned address, facsimile number (212) 598-3242, with a copy to Andrea Bernstein, Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York, New York, 10153, facsimile number (212) 310-8007.

If you have any questions with respect to this matter, please contact Andrea Bernstein of Weil, Gotshal & Manges LLP at (212) 310-8528.

Sincerely,
LEUCADIA NATIONAL CORPORATION

/s/ Barbara L. Lowenthal
Vice President and Comptroller